               [Letterhead of First North American National Bank]



January 29, 2002


Securities and Exchange Commission
Attention: Mr. Max Webb
Assistant Director
Office of Structured Finance, Transportation
   and Leisure
450 Fifth Street, N.W.
Washington, DC  20549

Re:      First North American National Bank
         Circuit City Credit Card Master Trust
         Request for Withdrawal of Registration Statement 333-94035

Dear Mr. Webb:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), First North American National Bank and the Circuit City Credit Card Master Trust (the "Registrants") hereby apply for an order granting the immediate withdrawal of the Registrants' Registration Statement on Form S-3, File Numbers 333-94035 and 333-94035-01, together with all amendments and exhibits thereto, which was originally filed with the Securities and Exchange Commission on January 3, 2000. The reason for this withdrawal is to permit the Circuit City Credit Card Master Trust (the "Trust") to take advantage of the fee carryforward provisions of Rule 457(p) under the Act and the reduction of the registration fees, thereby enabling the Trust to register additional securities at the current reduced registration fee rate.

If you have any questions with respect to this request, please call either David
E. Melson of McGuireWoods LLP at (804) 775-1016 or Peter E. Kane of the same firm at (804) 774-4387.

Respectfully submitted,

FIRST NORTH AMERICAN NATIONAL BANK


By: /s/ Philip J. Dunn
    ---------------------------
     Philip J. Dunn
     Vice President